January 14, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Karl Hiller
Accounting Branch Chief, Office of Energy & Transportation

Re:	EnLink Midstream, LLC Form 10-K for the Fiscal Year Ended December 31, 2019 Response Dated November 17, 2020 File No. 001-36336

Dear Mr. Hiller:

This letter sets forth the responses of EnLink Midstream, LLC (the “Registrant”) to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 21, 2020 (the “Comment Letter”) with respect to the above-referenced filing with the Commission.

For your convenience, we have repeated each comment of the Staff in bold face type exactly as given in the Comment Letter and set forth below such comment is the Registrant’s response.

Form 10-K for the Fiscal Year ended December 31, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 64

1.	We note that in response to prior comment two, you have proposed to relabel your incomplete cost of sales measure as “product costs” rather than provide disclosures pursuant to SAB Topic 11:B. However, considering the association between the terms “product costs” and “product sales,” we do not believe that adequate differentiation from cost of sales, or a complete measure of the costs of product sales, would be achieved with the label you have proposed. Given your description of product sales on page 97, a label that more clearly indicates what is included in, and excluded from, this line item appears necessary. As part of your response to this comment,

U.S. Securities and Exchange

Commission

January 14, 2021

explain how both your revised label and your existing presentation of “operating expenses” reflect consideration of the guidance in SAB Topic 11:B, relative to the amounts excluded from these measures.

In response to the Commission’s comment, the Registrant will use “cost of sales, exclusive of operating expenses and depreciation and amortization” in lieu of the previously proposed “product costs.” In addition, the Registrant will include in a footnote the amounts that are excluded from cost of sales for each of the periods presented, in accordance with the guidance in SAB Topic 11:B.

2.	We understand from your response to prior comments two and three that you propose to replace the term “gross operating margin” with “adjusted gross margin,” although you would retain the current reconciliation to operating income or loss and would provide similar reconciliations for each segment in place of the tabulations on page 69. You also explain that you would revise the narratives in MD&A to include a balanced and equally prominent discussion of the corresponding, most directly comparable measures compiled in accordance with GAAP, although you would be comparing your non-GAAP measure to operating income or loss. Given the nature of your non-GAAP measure, considering the revised labeling you have proposed and the manner of computation, we believe that the most directly comparable measure is gross margin determined in accordance with GAAP, and that your reconciliations should therefore utilize this measure to comply with Item 10(e)(1)(i)(B) of Regulation S-K. Please submit corresponding revisions for the consolidated and segment reconciliations in MD&A, and for the narratives to address the periodic changes in your non-GAAP margin measures with a corresponding discussion of gross margin, prepared in accordance with GAAP, for each period presented.

In response to the Commission’s comment, the Registrant will (1) revise the non-GAAP reconciliations to provide a reconciliation of consolidated gross margin to consolidated adjusted gross margin, (2) revise the results of operations table to present “gross margin”, “segment profit” and “adjusted gross margin”, and (3) revise the associated narratives in MD&A to discuss the periodic changes in gross margin, including the components comprising gross margin, and adjusted gross margin for each period presented.

Please see Attachment 2-A for an illustrative presentation of the changes described in clauses (1) and (2) above to be used by the Registrant in future filings. The illustrative presentation reflects the application of such proposed revisions to the (i) results of operations table set forth on page 69 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the “Annual Report”), and (ii) the non-GAAP reconciliation of consolidated gross margin to consolidated adjusted gross margin set forth on page 68 of our Annual Report.

3.	We note your disclosure on page 68, stating that gross operating margin is the primary performance measure used by management. However, on pages 138-141 of your financial statements, you identify and present segment profit as the measure that is used by your chief operating decision maker for purposes of making decisions about allocating resources and assessing performance. Please address the apparent inconsistency between these disclosures,

U.S. Securities and Exchange

Commission

January 14, 2021

explain why there is no mention of segment profit in your discussion of segment performance in MD&A, and tell us why you have not provided the reconciliation that is required to comply with FASB ASC 280-10-50-30(b).

In response to the Commission’s comment, the Registrant will (1) clarify in MD&A and the note to the Registrant’s financial statements regarding segment information (the “segment information note”) that our chief operating decision maker evaluates the performance of the consolidated business based on various performance measures, including adjusted gross margin, while the performance of our operating segments is primarily evaluated based on adjusted gross margin and segment profit, (2) present consistent measures of performance by adding adjusted gross margin to the table in the segment information note and segment profit to the results of operations table in MD&A, to be followed by a discussion of each such performance measure in the associated narratives in MD&A, and (3) revise the reconciliation in the segment information note to include a reconciliation of the total of the reportable segments’ measures of profit or loss to the Registrant’s consolidated income before income taxes and discontinued operations in compliance with FASB ASC 280-10-50-30(b).

Please see Attachment 3-A for an illustrative presentation of the changes described in clauses (2) and (3) above regarding the segment information note to be used by the Registrant in future filings. The illustrative presentation reflects the application of the foregoing proposed revisions to the segment information note in the Annual Report.

*      *      *

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (214) 721-9250.

Very truly yours,

/s/ Sarah M. Rechter

Sarah M. Rechter
Deputy General Counsel

cc:	Barry E. Davis

Pablo G. Mercado

Alaina K. Brooks
J. Philipp Rossbach

EnLink Midstream, LLC

Joseph Klinko, Securities and Exchange Commission

Attachment 2-A

Attachment 2-Ai

	Permian	Louisiana	Oklahoma	North Texas	Corporate	Totals
Year Ended December 31, 2019
Gross margin	$25.7	$139.8	$255.2	$149.6	$6.0	$576.3

Add:
Depreciation and amortization	119.8	154.1	194.9	139.8	8.4	617.0
Segment profit	145.5	293.9	450.1	289.4	14.4	1,193.3
Operating expenses	112.9	147.3	104.0	102.9	-	467.1
Adjusted gross margin	$258.4	$441.2	$554.1	$392.3	$14.4	$1,660.4

Attachment 2-Aii

	Year Ended December 31,
	2019	2018	2017
Total revenues	$6,052.9	$7,699.0	$5,739.6
Cost of sales, exclusive of operating expenses and depreciation and amortization (1)	(4,392.5)	(6,008.0)	(4,361.5)
Operating expenses	(467.1)	(453.4)	(418.7)
Depreciation and amortization	(617.0)	(577.3)	(545.3)
Gross margin	576.3	660.3	414.1
Operating expenses	467.1	453.4	418.7
Depreciation and amortization	617.0	577.3	545.3
Adjusted gross margin	$1,660.4	$1,691.0	$1,378.1

(1) Excludes all operating expenses as well as depreciation and amortization related to our operating segments of $608.6 million, $568.6 million, and $534.9 million for the years ended December 31, 2019, 2018, and 2017, respectively.

Attachment 3-A

	Permian	North Texas	Oklahoma	Louisiana	Corporate	Totals
Year Ended December 31, 2019
Natural gas sales	$94.3	$129.3	$236.4	$416.6	-	$876.6
NGL sales	0.9	30.9	19.6	1,725.6	-	1,777.0
Crude oil and condensate sales	1,975.0	-	109.6	291.9	-	2,376.5
Product sales	2,070.2	160.2	365.6	2,434.1	-	5,030.1
Natural gas sales—related parties	0.4	-	-	-	(0.4)	-
NGL sales—related parties	347.7	94.8	421.1	25.7	(889.3)	-
Crude oil and condensate sales—related parties	13.5	5.5	-	1.7	(20.7)	-
Product sales—related parties	361.6	100.3	421.1	27.4	(910.4)	-
Gathering and transportation	48.8	196.4	234.5	58.3	-	538.0
Processing	30.5	143.0	138.2	3.2	-	314.9
NGL services	-	0.1	-	50.6	-	50.7
Crude services	19.2	-	19.8	51.9	-	90.9
Other services	12.0	1.1	0.1	0.7	-	13.9
Midstream services	110.5	340.6	392.6	164.7	-	1,008.4
NGL services—related parties	-	-	-	(3.4)	3.4	-
Crude services—related parties	-	-	1.8	-	(1.8)	-
Midstream services—related parties	-	-	1.8	(3.4)	1.6	-
Revenue from contracts with customers	2,542.3	601.1	1,181.1	2,622.8	(908.8)	6,038.5
Cost of sales, exclusive of operating expenses and depreciation and amortization (1)	(2,283.9)	(208.8)	(627.0)	(2,181.6)	908.8	(4,392.5)
Gain on derivative activity	-	-	-	-	14.4	14.4
Adjusted gross margin	258.4	392.3	554.1	441.2	14.4	1,660.4
Operating expenses	(112.9)	(102.9)	(104.0)	(147.3)	-	(467.1)
Segment profit	145.5	289.4	450.1	293.9	14.4	1,193.3
Depreciation and amortization	(119.8)	(139.8)	(194.9)	(154.1)	(8.4)	(617.0)
Impairments	(3.5)	(127.8)	(813.5)	(188.7)	-	(1,133.5)
Gain (loss) on disposition of assets	(0.3)	(0.5)	0.1	2.6	-	1.9
General and administrative	-	-	-	-	(152.6)	(152.6)
Loss on secured term loan receivable	-	-	-	-	(52.9)	(52.9)
Interest Expense, net of interest income	-	-	-	-	(216.0)	(216.0)
Income (loss) from unconsolidated affiliates	-	-	-	-	(16.8)	(16.8)
Other income	-	-	-	-	0.9	0.9
Income (loss) before non-controlling interest and income taxes	$21.9	$21.3	$(558.2)	$(46.3)	$(431.4)	$(992.7)
Goodwill	$184.6	-	-	-	-	$184.6
Capital expenditures	$364.5	$39.0	$238.1	$99.9	$6.9	$748.4

(1) Excludes all operating expenses as well as depreciation and amortization related to our operating segments of $608.6 million for the year ended December 31, 2019.